Exhibit 99.2

Rail Vision Ltd.

INTERIM CONDENSED FINANCIAL STATEMENTS

As of June 30, 2023

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

Rail Vision Ltd.

INTERIM CONDENSED FINANCIAL STATEMENTS

As of June 30, 2023

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

Rail Vision Ltd.

INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	June 30, 2023	December 31, 2022
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$8,192	$8,270
Restricted cash	214	222
Trade accounts receivable	--	115
Other current assets	420	225
Inventory	491	--
Total current assets	9,317	8,832

Non-current Assets:
Operating lease - right of use asset	1,004	1,151
Fixed assets, net	506	449
Total Non-current assets	1,510	1,600

Total assets	10,827	10,432

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade payables	223	56
Current operating lease liability	267	281
Other accounts payable	1,721	1,032
Total current liabilities	2,211	1,369

Non-current operating lease liability	626	798

Total liabilities	2,837	2,167

Shareholders' equity
Ordinary shares, NIS 0.01 par value	68	46
Additional paid in capital	68,571	63,033
Accumulated deficit	(60,649)	(54,814)
Total shareholders' equity	7,990	8,265

Total liabilities and shareholders' equity	10,827	10,432

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per ordinary share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2023	2022	2023	2022

Revenues	$--	$219	$--	$--
Cost of revenues	--	(358)	--	--

Gross loss	--	(139)	--	--

Research and development expenses, net	(3,682)	(3,106)	(1,838)	(1,683)

General and administrative	(2,303)	(2,128)	(1,125)	(1,315)

Operating loss	(5,985)	(5,373)	(2,963)	(2,998)

Financing income, net	150	125	11	96

Net loss for the period	(5,835)	(5,248)	(2,952)	(2,902)

Basic and diluted loss per share	(0.34)	(0.42)	(0.16)	(0.19)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	17,337,358	12,414,547	18,891,950	15,671,472

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY
AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares		Additional		Total
	Number of shares	USD	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders' equity

Balance as of January 1, 2023	--	--	15,896,040	46	63,033	(54,814)	8,265
Issuance of shares as a result of exercise of warrants	--	--	195,448	1	(1)	--	--
Issuance of units of ordinary shares and warrants, net of issuance expenses (*)	--	--	7,894,736	21	5,374	--	5,395
Share-based payment	--	--	--	--	165	--	165
Loss for the period	--	--	--	--	--	(5,835)	(5,835)

Balance as of June 30, 2023	--	--	23,986,224	68	68,571	(60,649)	7,990

(*)	Issuance expenses in the amount of approximately $605.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY
AND SHAREHOLDERS’ EQUITY (Cont.)

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares			Additional		Total
	Number of shares	USD	Number of shares	USD		paid in capital	Accumulated Deficit	shareholders' equity

Balance as of January 1, 2022	51,282	9,965	9,157,324	25		35,987	(44,339)	(8,327)

Issuance of convertible preferred shares	10,256	2,000	--	--		--	--	--
Conversion of convertible preferred shares into ordinary shares upon completion of initial public offering	(61,538)	(11,965)	2,707,672	8		11,957	--	11,965
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses (**)	--	--	3,787,241	12		13,575	--	13,587
Conversion of convertible debt into ordinary shares upon completion of initial public offering	--	--	242,131	1		999	--	1,000
Issuance of ordinary shares as a result of exercise of options	--	--	1,672	(*	)	10	--	10
Share-based payment	--	--	--	--		289	--	289
Loss for the period	--	--	--	--		--	(5,248)	(5,248)

Balance as of June 30, 2022	--	--	15,896,040	46		62,817	(49,587)	13,276

(*)	Represents an amount less than $1.

(**)	Issuance costs in the amount of approximately $2,060.

The accompanying notes are an integral part of the consolidated financial statements.

Rail Vision Ltd.

INTERIM CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Six months ended June 30,
	2023	2022

Cash flows from operating activities
Net loss for the period	$(5,835)	$(5,248)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	80	76
Share-based payment	165	289
Change in operating lease liability	(39)	(159)
Changes in operating assets and liabilities:
Increase in other current assets	(80)	(305)
Increase in Inventory	(491)	--
Increase (decrease) in trade accounts payable	167	(10)
Increase (decrease) in other accounts payable	624	2

Net cash used in operating activities	(5,409)	(5,355)

Cash flows from investing activities
Purchase of fixed assets	(137)	--

Net cash used in investing activities	(137)	--

Cash flows from financing activities:
Issuance of Preferred Shares	--	2,000
Proceeds from Safe investment	--	1,000
Proceeds from exercise of options	--	10
Issuance of shares and warrants, net of issuance expenses	5,460	13,643

Net cash provided by financing activities	5,460	16,653

Increase (Decrease) in cash, cash equivalents and restricted cash	(86)	11,298
Cash, cash equivalents and restricted cash at the beginning of the period	8,492	1,849

Cash, cash equivalents and restricted cash at the end of the period	$8,406	$13,147

Non Cash Activities:

Conversion of preferred shares	--	11,965
Conversion of a convertible debt	--	1,000
Deferred issuance expenses recorded in Other current assets	--	56
Issuance expenses recorded in Other accounts payables	65	--

The accompanying notes are an integral part of the consolidated financial statements.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 1 - GENERAL

A.	Reporting Entity

Rail Vision Ltd. (the “Company”) was incorporated and registered in Israel on April 18, 2016. The Company is a development-stage technology company that is engaged in the design, development and assembly of railway detection systems designed to solve the challenges in railway operational safety, efficiency and predictive maintenance. Our railway detection systems include different types of cameras, including optics, visible light spectrum cameras (video) and thermal cameras that transmit data to a ruggedized on-board computer which is designed to be suitable for the rough environment of a train’s locomotive.

These condensed financial statements should be read in conjunction with the Company’s audited financial statements as of December 31, 2022 and for the year ended on that date, and the accompanying notes included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 23, 2023.

The Company’s activities are subject to significant risks and uncertainties, has incurred significant losses since the date of its inception, and anticipates that it will continue to incur significant losses until it will be able to successfully commercialize its products. Failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations. In addition, the Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, the loss of key personnel and the effect of planned expansion of operations on the future results of the Company.

B.	Going Concern:

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

Rail Vision LTD.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands except share and per share data and exercise prices)

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2023, and the Company’s results of operations and cash flows for the six months ended June 30, 2023, and 2022. For further information, reference is made to the financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

The results of operations for the three and six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

B.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed financial statements are identical to those applied in the preparation of the latest annual financial statements, other than:

Inventories

Inventories are stated at the lower of cost or market, with cost determined using the weighted-average method of inventory accounting. The Company capitalizes labor, material, subcontractor and overhead costs as work-in-process for contracts where control has not yet passed to the customer.

C.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

NOTE 3 - SIGNIFICANT EVENTS IN THE REPORTING PERIOD

A.	Israel Railways Ltd. (“Israel Railways”)

1)	On January 31, 2023 the Company signed an agreement with Israel Railways to purchase ten Rail Vision Main Line Systems and related services for a total amount of approximately $1.4 million.

2)	According to an amended and restated cooperation agreement, dated January 19, 2020, with Israel Railways, the Company granted Israel Railways warrants to purchase 195,448 of our ordinary shares with a nominal exercise price of NIS 0.01 (approximately $0.003) per share. On January 25, 2023, Israel Railways notified the Company of its exercise of the warrants in full, and accordingly the Company issued 195,448 ordinary shares to Israel Railways.

 Rail Vision LTD.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands except share and per share data and exercise prices)

NOTE 3 - SIGNIFICANT EVENTS IN THE REPORTING PERIOD (Cont.)

B.	On February 16, 2023, a leading US-based rail and leasing services company purchased a Switch Yard System for $140,000 with support, to evaluate its performance during a six-month trial, expected to be completed in September 2023.

C.	In May 2023 the Company executed a series of transactions raising aggregate gross proceeds of $6 million (approximately $5.4 million after deducting commissions and offering expenses), as follows.

On May 11, 2023 the Company completed the closing of definitive agreements with investors (i) in a registered direct offering, for the purchase and sale of 3,947,368 ordinary shares and (ii) in a concurrent private placement to the same investors, 3,947,368 warrants, each to purchase one ordinary share at an exercise price of $0.84 per share. The private placement warrants are exercisable upon issuance and have a 5-year term from the initial exercise date. The aggregate gross proceeds to the Company of these registered direct and private placements were approximately $3.0 million.

In a concurrent private placement that was subject to closing conditions, the Company agreed to issue an aggregate of 3,947,368 ordinary shares and 3,947,368 five-year warrants exercisable at $0.84 per share to Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“Knorr-Bremse”), the largest shareholder of the Company. The Knorr-Bremse private placement was subject to the approval by the Company’s shareholders, and the shareholders approved the placement on June 18, 2023. The aggregate gross proceeds from this placement were approximately $3.0 million.

In all transactions, the purchase price of one share and one 5-year warrant was $0.76.